Mail Stop 4561

November 2, 2007

By U.S. Mail and Facsimile (703) 883-2511

Daniel L. Stevens
Chairman of the Board, President and Chief Executive Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

Re: Home Federal Bancorp, Inc.
**   Registration Statement on Form S-1**
**   Filed September 25, 2007**
**   File No. 333-146289**

**   Home Federal Bancorp, Inc.**
**   Registration Statement on Form S-4**
**   Filed September 25, 2007**
**   File No. 3331-46292**

Dear Mr. Stevens:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
Prior Comment 6

1.   According to the cover page of the prospectus, you are offering 13,800,000, but you only register 11,051,604 shares. Either register the larger amount or, as previously requested, or revise the cover page.

Risks Related to the Offering, page 12
Prior Comment 9

2.   Since the value of the shares to be received in the exchange is dependent on the amount of shares sold in the offering, the current depressed market for financial shares is a material element of this risk. As previously requested, please explain its effect.

Our stock price may decline when trading commences, page 14

3.   Please revise the caption to be more specific; any stock's price may decline, but the stock price of virtually all recent second step conversions have.

Exhibit 8.1
Prior Comment 13

4.   We restate prior comment 13 in part. In the opinion you must consent to the specific discussions of the opinion in each prospectus. Please revise.

Form S-1

5.   Generally, discussions in the conversion prospectus of the exchange assume inappropriately throughout that the exchange has been approved. Please revise.

Prior Comment 14

6.   We restate prior comment 14 in part. Please revise to add the 401(k) plan as a co-registrant.

Consolidated Financial Statements
General

7.   Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a current consent in any amendment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Office of Financial Services

cc: John F. Breyer, Jr.
       Breyer & Associates PC
       8180 Greensboro Drive, Suite 785
       McLean, VA 22102